Exhibit 99.1

Bragg Gaming Content Now Live in Georgia with Adjarabet

Expands Bragg iGaming content to new regulated online gaming market

Toronto, July 5, 2023 - Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG), today announced that its proprietary and third-party content is now live in Georgia exclusively to customers of Adjarabet, the country’s leading online gaming operator and a subsidiary of Flutter Entertainment (LSE: FLTR). This furthers Bragg’s ongoing expansion into regulated markets across Europe, including Italy, the UK, the Netherlands, Greece, the Czech Republic, Germany and Switzerland.

Adjarabet’s customers in Georgia now have access to exclusive content from Bragg Studios brands including Atomic Slot Lab and Indigo Magic, via the Company’s Remote Game Server (“RGS”) technology. Proprietary game titles available to Adjarabet customers from these studios include Fairy Dust, Queenie and Egyptian Magic. Bragg is also providing exclusive third-party titles from its broad array of Powered by Bragg content partners, with additional titles expected to go live in the coming months.

Founded more than 20 years ago, Adjarabet is Georgia’s leading online gaming service provider. The operator was acquired by global iGaming leader Flutter Entertainment in 2019 and provides players across Georgia with access to gaming products such as poker, online slot and table games, sports and the Betfair Exchange.

Georgia, a nation of nearly four million people at the intersection of Eastern Europe and Asia, is on track to generate approximately US $1.2 billion in Interactive Gambling Gross Win in 2023, with approximately 54% coming from the online casino sector according to estimates from H2 Gambling Capital.

Yaniv Sherman, Chief Executive Officer at Bragg, said: “We are delighted to continue our long-standing relationship with Flutter Entertainment by offering their Adjarabet customers in Georgia with exciting, player-engaging content. Bragg has made continued progress in penetrating the large European online gaming market and we are excited to feature our proprietary and exclusive third-party content in yet another new market.”

Avtandil Oboladze, Head of Online Casino at Adjarabet, said: “Through this new partnership, we can now bring high-quality content from both the Bragg Studios and Powered by Bragg portfolios to our players across Georgia. We are committed to providing players with the best in online gaming content and partnering with Bragg furthers that commitment. We are sure that BRAGG content will help us to cement our leadership position on the market.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more here: https://bragg.group

Contacts:
Yaniv Spielberg	Joseph Jaffoni, Richard Land, James Leahy
Chief Strategy Officer	JCIR
Bragg Gaming Group	212-835-8500 or bragg@jcir.com
investors@bragg.games